

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 10, 2009

Richard Sterrett
Vice President, Chief Financial Officer, Manager
Western Plains Energy, LLC
3022 County Road 18
Oakley, KS 67748

   Re: Western Plains Energy, LLC
     Form 10-K for Fiscal Year Ended September 30, 2008
     File No. 0-50714

Dear Mr. Sterrett:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

  If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

        Sincerely,

        John Cash
        Accounting Branch Chief